BRF S.A.

Companhia Aberta de Capital Autorizado

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY MEETING

OF THE BOARD OF DIRECTORS

HELD ON MARCH 21, 2025

1.             Date, Time and Place: Held on March 21, 2025, at 2:00 p.m., at the office of BRF S.A.’s ("Company"), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chacara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo.

2.             Call and Attendance: The summons was dismissed due to the presence of the totality of the members of the Board of Directors, namely, Mr. Marcos Antonio Molina dos Santos, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Mrs. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Pedro de Camargo Neto and Mr. Márcio Hamilton Ferreira.

3.             Presiding Board: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.             Agenda: To elect one member to the Company's Board of Officers.

5.           Resolutions: The members of the Company's Board of Directors, by unanimous vote and without any reservations or restrictions, approved the drafting of these minutes in the form of a summary and decided, after examining and debating the matters contained in the Agenda, as follows:

5.1.       The members of the Board of Directors, by unanimous vote and without any reservations or restrictions, pursuant to article 23 (iii) of the Bylaws, elected Mr. Heraldo Geres, Brazilian, married, lawyer, holder of the OAB/SP under No. 126.801, taxpayer No. 119.691.688-89, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, No. 14.401, 25th floor, Chacara Santo Antônio, Zip Code 04794-000, for the position of Vice-President of Legal Brazil, Tax, People and Compliance.

The Officer hereby elected took office upon execution of the respective term of investiture, having declared, under the penalties of the law, to not be impeded by special law, or convicted of crimes of bankruptcy, prevarication, bribery, fraud, embezzlement or crimes against public welfare, public faith or property, or convicted of criminal sentence that prevents, temporarily or otherwise, the access to public office, in accordance to article 147, first paragraph of Law no. 6,404/1976 and CVM Resolution No. 80, of March 29, 2022.

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Extract of the Minutes of the Extraordinary Meeting of the Board of Directors held on March 21, 2025

BRF S.A.

Companhia Aberta de Capital Autorizado

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY MEETING

OF THE BOARD OF DIRECTORS

HELD ON MARCH 21, 2025

Therefore, all the Members of the Company’s Board of Officers, including the elected officer, shall have a unified term of office ending on May 06, 2026. The Company’s Board of Officers is composed as follows:

(a)         Miguel de Souza Gularte, Brazilian, married, veterinarian, holder of identity card RG No. 2020494148 (SSP/RS), taxpayer No. 270.209.240-34, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, No. 14.401, 25th floor, Chacara Santo Antônio, Zip Code 04794-000, holding the position of Global Chief Executive Officer;

(b)         Fabio Luis Mendes Mariano, Brazilian, married, business administrator, holder of identity card RG No. 22.389.009 (SSP/SP), taxpayer No. 293.160.428-36, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, No. 14.401, 25th floor, Chacara Santo Antônio, Zip Code 04794-000, holding the position of Chief Financial and Investor Relations Officer;

(c)         Heraldo Geres, Brazilian, married, lawyer, holder of the OAB/SP under No. 126.801, taxpayer No. 119.691.688-89, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, No. 14.401, 25th floor, Chacara Santo Antônio, Zip Code 04794-000, holding the position of Vice-President of Legal Brazil, Tax, People and Compliance;

(d)         Artemio Listoni, Brazilian, divorced, Agriculture and Livestock technician, holder of identity card RG No. 39.567.331-8 (SSP/SP), taxpayer No. 425.408.959-72, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, No. 14.401, 25th floor, Chacara Santo Antônio, Zip Code 04794-000, holding the position of Vice-President of Industrial Operations and Logistics;

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Extract of the Minutes of the Extraordinary Meeting of the Board of Directors held on March 21, 2025

BRF S.A.

Companhia Aberta de Capital Autorizado

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY MEETING

OF THE BOARD OF DIRECTORS

HELD ON MARCH 21, 2025

(e)         Leonardo Campo Dall’orto, Brazilian, married, mechanical engineer, holder of identity card RG no. 1.161.217 (SESP/ES), taxpayer No. 034.845.357-41, domiciled, including for the purposes of the second paragraph of Article 149 of Law No. 6,404/76, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, No. 14.401, 25th floor, Chacara Santo Antônio, Zip Code 04794-000, holding the position of Vice-President of Supply Chain, International Markets and Planning;

(f)          Marcel Sacco, Brazilian, married, marketing graduate, holder of identity card RG No. 9.190.683-0 (SSP/SP), taxpayer No. 100.523.638-05, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, No. 14.401, 25th floor, Chacara Santo Antônio, Zip Code 04794-000, holding the position of Marketing and New Business Vice-President;

(g)         Fabio Duarte Stumpf, Brazilian, married, veterinary medicine graduate, holder of identity card RG no. 6053420556 (SSP/RS), taxpayer No. 987.624.780-87, domiciled, including for the purposes of the second paragraph of Article 149 of Law No. 6,404/76, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, No. 14.401, 25th floor, Chacara Santo Antônio, Zip Code 04794-000, holding the position of Vice-President of Agribusiness and Product Quality; and

(h)         Manoel Reinaldo Manzano Martins Junior, Brazilian, married, business administrator, holder of identity card RG No. 22557908 (SSP/SP), taxpayer No. 258.430.828-22, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, No. 14.401, 25th floor, Chacara Santo Antônio, Zip Code 04794-000, Zip Code 05425-070, holding the position of Vice-President of Commercial Brazil.

6.             Documents filed at the Company: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

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Extract of the Minutes of the Extraordinary Meeting of the Board of Directors held on March 21, 2025

BRF S.A.

Companhia Aberta de Capital Autorizado

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY MEETING

OF THE BOARD OF DIRECTORS

HELD ON MARCH 21, 2025

7.             Closure: There being no other matters to be discussed, the meeting was closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, March 21, 2025.

Bruno Machado Ferla

Secretary

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Extract of the Minutes of the Extraordinary Meeting of the Board of Directors held on March 21, 2025